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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934
(Amendment No. ___ )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
General Communication, Inc.
(Name of Issuer)
Class A Common Stock, no par value (“Class A Common Stock”)
Class B Common Stock, no par value (“Class B Common Stock”)
(Title of Class of Securities)
Class A Common Stock: 369385 10 9
Class B Common Stock: 369385 20 8
(CUSIP Number)
Barry A. Adelman, Esq.
Friedman Kaplan Seiler & Adelman LLP
1633 Broadway, 46th Floor
New York, NY 10019-6708
(212) 833-1107
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Class A Common Stock 369385 10 9 Class B Common Stock 369385 20 8	Page	2	of	8

1	NAMES OF REPORTING PERSONS: John W. Stanton

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

☐

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class A Common Stock: 1,275,791[1] Class B Common Stock: 1,275,791

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

Class A Common Stock: 1,275,791[1] Class B Common Stock: 1,275,791

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class A Common Stock: 1,275,791[1] Class B Common Stock: 1,275,791

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.5% of Class A Common Stock[2] 37.7% of Class B Common Stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1  Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The numbers of shares of Class A Common Stock shown in rows 7 through 11 above assume that the shares of Class B Common Stock owned by the Reporting Persons as tenants in common and shown in rows 7 through 11 above have been fully converted into shares of Class A Common Stock.
2  Based upon 49,884,728 shares of Class A Common Stock and 3,380,257 shares of Class B Common Stock outstanding.

CUSIP No.	Class A Common Stock 369385 10 9 Class B Common Stock 369385 20 8	Page	3	of	8

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Theresa E. Gillespie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

☐

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class A Common Stock: 1,275,791[1] Class B Common Stock: 1,275,791

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

Class A Common Stock: 1,275,791[1] Class B Common Stock: 1,275,791

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class A Common Stock: 1,275,791[1] Class B Common Stock: 1,275,791

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.5% of Class A Common Stock[2] 37.7% of Class B Common Stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1  Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The numbers of shares of Class A Common Stock shown in rows 7 through 11 above assume that the shares of Class B Common Stock owned by the Reporting Persons as tenants in common and shown in rows 7 through 11 above have been fully converted into shares of Class A Common Stock.
2  Based upon 49,884,728 shares of Class A Common Stock and 3,380,257 shares of Class B Common Stock outstanding.

Item 1. Security and Issuer
          The equity securities to which this Schedule 13D relates are as follows:
          1. General Communication, Inc. Class A Common Stock, no par value (“Class A Common Stock”); and
          2. General Communication, Inc. Class B Common Stock, no par value (“Class B Common Stock”).
          The issuer of the Class A Common Stock and Class B Common Stock (collectively, the “Company Securities”) is General Communication, Inc. (the “Issuer”), whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.
Item 2. Identity and Background
          (a) The names of the persons filing this statement are John W. Stanton (“Mr. Stanton”) and Theresa E. Gillespie (“Ms. Gillespie,” and together with Mr. Stanton, the “Reporting Persons”). Mr. Stanton and Ms. Gillespie are husband and wife.
          (b) The business address of each of the Reporting Persons is 155 108th Avenue, N.E., Suite 450, Bellevue, Washington 98004.
          (c) Mr. Stanton’s and Ms. Gillespie’s principal occupations are private investors.
          (d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding.
          (e) During the past five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Stanton and Ms. Gillespie are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration.
          Mr. Stanton and Ms. Gillespie purchased the Company Securities beneficially owned by them as tenants in common from personal funds in a private transaction for $18,498,969.50.
Item 4. Purpose of Transaction.
          The Reporting Persons acquired the Company Securities for investment purposes. Each of the Reporting Persons, however, expects to evaluate on an ongoing basis the Issuer’s

Page 4 of 8 Pages

financial condition, business, operations, prospects, the market price of the Company Securities, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Persons may purchase additional Company Securities or may sell Company Securities from time to time in public or private transactions. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) below. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.
          Neither of the Reporting Persons has any present plans or proposals which relate to or would result in:
          (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.
          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.
          (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.
          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.
          (e) Any material change in the present capitalization or dividend policy of the Issuer.
          (f) Any other material change in the Issuer’s business or corporate structure.
          (g) Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.
          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
          (j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
          (a) and (b) Mr. Stanton and Ms. Gillespie, as tenants in common, beneficially own and have shared voting and dispositve power with respect to 1,275,791 shares of Class B

Page 5 of 8 Pages

Common Stock (representing approximately 37.7% of the outstanding Class B Common Stock) and the 1,275,791 shares of Class A Common Stock (representing approximately 2.5% of the outstanding Class A Common Stock) issuable upon conversion of the above-mentioned Class B Common Stock.
          The above percentages are based on 49,884,728 shares of Class A Common Stock and 3,380,257 shares of Class B Common Stock outstanding on October 31, 2006, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A filed on December 4, 2006.
          Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The numbers of shares of Class A Common Stock disclosed in this Item 5 assume that the shares of Class B Common Stock owned by the Reporting Persons as tenants in common have been fully converted into shares of Class A Common Stock.
          In addition, each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, the Reporting Persons may be deemed to currently beneficially own voting equity securities representing approximately 15.2% of the voting power with respect to a general election of directors of the Company.
          (c) On March 5, 2007 the Reporting Persons, as tenants in common, purchased 1,275,791 shares of Class B Common Stock from Verizon Business Network Services Inc. (“Verizon Business”) in a private transaction at a price of $14.50 per share, pursuant to a Stock Purchase Agreement, dated as of March 5, 2007. On that date the Reporting Persons also entered into a Registration Rights Agreement, dated as of March 5, 2007, with the Issuer, providing the Reporting Persons with two demand registrations and incidental registration rights with respect to the acquired Company Securities (including the Shares of Class A Company Stock issued or issuable upon conversion thereof) if Rule 144 is not available for the sale of such securities by the Reporting Persons. The foregoing descriptions of the Stock Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the copies thereof which are filed as Exhibits 2 and 3, respectively, to this Schedule 13D, and are incorporated herein by reference.
          Except for the transactions described in this Item 5(c), the Reporting Persons have not engaged in any transactions involving the Company Securities in the past 60 days.
          (d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Except as disclosed in Item 5 above and/or reflected in the agreements filed as Exhibits 2 and 3 hereto, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the

Page 6 of 8 Pages

giving or withholding of proxies. None of the Company Securities held by the Reporting Persons have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such Company Securities.
Item 7. Material to be filed as Exhibits
1.	Joint Filing Agreement.

2.	Stock Purchase Agreement, dated as of March 5, 2007, between the Reporting Persons, Verizon Business and Friedman Kaplan Seiler & Adelman LLP, as escrow agent.

3.	Registration Rights Agreement, dated as of March 5, 2007, between the Issuer and the Reporting Persons.

Page 7 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 12, 2007

JOHN W. STANTON
/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE
/s/ Theresa E. Gillespie
Theresa E. Gillespie

Page 8 of 8 Pages

Exhibit 1
JOINT FILING AGREEMENT
     We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.
Dated: March 12, 2007

JOHN W. STANTON
/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE
/s/ Theresa E. Gillespie
Theresa E. Gillespie

Exhibit 2
STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (this “Agreement”) is entered into as of March 5, 2007 by and between John W. Stanton and Theresa E. Gillespie, as tenants in common (“Purchaser”), Verizon Business Network Services Inc., a Delaware corporation (“Seller”), and Friedman Kaplan Seiler & Adelman LLP, as escrow agent (“Escrow Agent”).
Recitals
     A. Seller owns, beneficially and of record, 1,275,791 shares of the Class B Common Stock (the “Shares”) of General Communication, Inc., an Alaska corporation (the “Company”).
     B. Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Shares pursuant to the terms and conditions contained in this Agreement.
Agreement
     NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE 1
DEFINED TERMS
     Section 1.1 Definitions.
     The following terms will have the following meanings in this Agreement:
     “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person, with control being the ability to direct or cause the direction (whether through the ownership of voting securities, by contract or otherwise), directly or indirectly, of the management and policies of a Person.
     “Closing” means the consummation of the transactions contemplated by this Agreement, and shall be deemed to have occurred upon release by Escrow Agent of the Purchase Price to Seller.
     “Company Filed Financial Statements” means the financial statements included in the Company SEC Filings.
     “Company SEC Filings” means reports, registration statements and other documents filed by the Company with the SEC from March 16, 2006 to the date of this Agreement that are publicly available by means of the SEC’s EDGAR database.
     “Escrow Deposit” has the meaning set forth in Section 2.1.
     “Filing” means any registration, declaration, application or filing.

     “Governmental Entity” means any court, arbitrator, administrative or other governmental department, agency, commission, authority or instrumentality, domestic or foreign.
     “Law” means any statute, law, ordinance, rule, regulation, registration, permit, order, license, decree, judgment or procedure enacted, adopted or applied by any Governmental Entity, including judicial decisions applying common law or interpreting any Law.
     “Legal Proceeding” means any private or governmental action, suit, complaint, arbitration, legal or administrative proceeding or investigation.
     “Liens” means all liens, pledges, claims, security interests, restrictions, mortgages, deeds of trust, tenancies and other possessory interests, conditional sale or other title retention agreements, assessments, easements and other burdens, options or encumbrances of any kind.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.
     “Purchase Price” has the meaning set forth in Section 2.2.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “SEC” means the U.S. Securities and Exchange Commission.
     “Transfer Agent” means Mellon Investor Services LLC, as transfer agent for the Company’s Class B Common Stock.
ARTICLE 2
PURCHASE AND SALE; CLOSING
     Section 2.1 Purchase and Sale of Shares; Escrow
     Subject to the terms and conditions set forth in this Agreement, Seller hereby sells to Purchaser and Purchaser hereby purchases from Seller all of Seller’s right, title and interest in and to the Shares. As promptly as practicable after the execution hereof, (a) Seller shall deliver to Transfer Agent certificate(s) for the Shares, together with duly executed and medallion signature guaranteed (by a commercial bank or member firm of the New York Stock Exchange) stock power(s) relating to such Shares transferring the Shares to Purchaser and such other instruments and documents as may be necessary or appropriate in Purchaser’s, the Company’s or Transfer Agent’s reasonable judgment to properly transfer the Shares to Purchaser; and (b) Purchaser shall wire transfer the Purchase Price to Escrow Agent, to be held in escrow by Escrow Agent (the “Escrow Deposit”) and released as set forth herein. Upon Escrow Agent’s receipt of notice from (x) Transfer Agent (the “Completed Transfer Notice”) that the Shares have been re-registered into the name of Purchaser and the certificate therefor (registered in the name of Purchaser) has been transmitted by overnight delivery service to Purchaser at its address set forth in Section 6.6, or (y) Purchaser that it has received from Transfer Agent a certificate for the Shares registered in Purchaser’s name (the “Purchaser Notice”), Escrow Agent shall wire

2

transfer the Purchase Price from the escrow to an account designated by Seller in written instructions delivered to Escrow Agent and Purchaser and remit any interest earned on the Escrow Deposit to Purchaser. Upon its receipt of (i) the Completed Transfer Notice Escrow Agent shall promptly fax or email copies thereof to Purchaser and Seller and (ii) the Purchaser Notice, Escrow Agent shall promptly fax or email a copy thereof to Seller. If Escrow Agent shall not have received either the Completed Transfer Notice or the Purchaser Notice by the 15th day after the date hereof, Escrow Agent shall return the Purchase Price (together with interest earned thereon) to Purchaser, Seller and Purchaser shall instruct Transfer Agent to return the Shares to Seller (and will execute such instruments and documents as may be reasonably necessary or appropriate to restore the Shares to Seller) and this Agreement (except for Article V and Section 6.11) shall thereafter be null and void.
     Section 2.2 Purchase Price.
     Purchaser will pay to Seller as the purchase price for the Shares against delivery thereof to Purchaser an aggregate cash amount of $18,498,969.50, equal to $14.50 per Share (the “Purchase Price”), at the Closing by Escrow Agent’s wire transfer of the Purchase Price to an account designated by Seller in written instructions delivered to Purchaser and Escrow Agent.
     Section 2.3 Registration Rights Agreement.
     The Registration Rights Agreement (the form of which is attached hereto as Exhibit A), pursuant to which the Shares may be registered for resale under certain circumstances set forth in such agreement, executed by the Company, shall (as a condition to the effectiveness of this Agreement) have been delivered concurrently with the execution hereof to Purchaser for execution, to be effective as of the Closing.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
     Section 3.1 Representations and Warranties of Seller.
     Seller represents and warrants to Purchaser that
     (a) Incorporation; Authorization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state in which it is incorporated and it has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by Seller of this Agreement have been duly authorized by all requisite corporate action of such Seller.
     (b) Enforceability. This Agreement constitutes the legal, valid and binding obligation of Seller enforceable in accordance with its terms against Seller except insofar as enforceability may be affected by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

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     (c) No Conflicts. The execution and delivery of this Agreement do not and the consummation by Seller of the transactions contemplated hereby will not (i) violate or conflict with the organizational documents of Seller or (ii) violate or conflict with any Law, agreement or other restriction of any kind to which Seller is a party or by which Seller or the Shares or Seller’s other assets are bound.
     (d) Shares. Seller is the record and beneficial owner of good, valid and marketable title to the Shares, free and clear of any Liens. Seller is not a party to or subject to, and none of the Shares it owns is subject to, any voting trust, voting agreement, proxy or other agreement or understanding with respect to the voting or transfer of such Shares; and there are no rights of first refusal, buy-sell arrangements, options, warrants, rights to acquire, calls or other commitments or contractual restrictions of any character relating to any of such Shares (other than any such restrictions created by this Agreement and other than any restrictions on transfer arising under the Securities Act and state securities laws). Upon payment of the Purchase Price, Purchaser will acquire from Seller good, valid and marketable title to the Shares, free and clear of any Liens.
     (e) Consents. No consent, authorization, approval, permit, license or waiver of, or (except for Seller’s filing of a Form 4 and an amendment to its Schedule 13D with the SEC) notice to or Filing with any Governmental Entity or Person is required on behalf of Seller in connection with the execution, delivery or performance of this Agreement by the Seller or the consummation of the transactions contemplated hereby.
     (f) Brokers’ and Finders’ Fees. Seller has not, directly or indirectly, employed or retained any advisor, broker or agent or incurred any liability for any advisory, brokerage, finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement.
     (g) Disclaimer of Warranties. Except for the representations and warranties specifically set forth in the Section 3.1, Seller makes no warranties, express or implied, concerning the Seller, the Shares or the Company.
     Section 3.2 Representations and Warranties of Purchaser.
     Purchaser represents and warrants to Seller that:
     (a) Authorization. Purchaser has the capacity to enter into this Agreement and to carry out its obligations hereunder.
     (b) Enforceability. This Agreement constitutes the legal, valid and binding obligation of Purchaser enforceable in accordance with its terms against Purchaser except insofar as enforceability may be affected by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
     (c) No Conflicts. The execution and delivery of this Agreement do not and the consummation by Purchaser of the transactions contemplated hereby will not violate or conflict with any Law to which the Purchaser is subject, agreement or other restriction of any kind to which Purchaser is a party or by which it or its assets are bound.

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     (d) Consents. No consent, authorization, approval, permit, license or waiver of, or (except for Purchaser’s filing of a Form 3 and a Schedule 13D or 13G with the SEC) notice to or Filing with any Governmental Entity or Person is required on behalf of Purchaser in connection with the execution, delivery or performance of this Agreement by the Purchaser or the consummation of the transactions contemplated hereby.
     (e) Investment Representations; Private Placement. Purchaser understands that the Shares have not been registered under the Securities Act or under any state securities law or Blue Sky Law of any jurisdiction and that the sale of the Shares by Seller pursuant to this Agreement is intended to be exempt from registration in reliance upon federal and State exemptions for transactions not involving a public offering.
     Purchaser is acquiring the Shares pursuant to this Agreement for its own account, for investment purposes only, and not with a view to the public resale or distribution thereof in violation of any federal, state or foreign securities Law. Purchaser acknowledges that the Shares must be held indefinitely unless a subsequent disposition thereof is registered or qualified under the Securities Act and applicable state securities laws (if any) or unless an exemption from such registration or qualification is available.
     Purchaser is an “accredited investor” (as that term is defined in Rule 501 of Regulation D under the Securities Act) and by reason of its business and financial experience, it has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the prospective investment and is able to bear the economic risk of such investment.
     (f) Purchaser’s Diligence. Purchaser acknowledges that copies of the Company SEC Filings, including the Company Filed Financial Statements, are available to Purchaser on the SEC EDGAR database. Purchaser has had an opportunity to review the Company SEC Filings and has been given a reasonable opportunity to ask questions of and receive answers relating to the business, financial position, results of operations, prospects and any other matters related to the Company. Purchaser has availed itself of such opportunity to the full extent desired. Purchaser understands the Company SEC Filings and all documents, financial statements and other information so provided.
     (g) Brokers’ and Finders’ Fees. Purchaser has not, directly or indirectly, employed or retained any advisor, broker or agent or incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement.
ARTICLE 4
COVENANTS
     Section 4.1 Publicity.
     Each of the parties agrees not to, and to cause each of their respective subsidiaries and Affiliates not to, issue, or cause or permit to be issued, any press release or other public statement regarding this Agreement or the transactions contemplated hereby without consulting

5

with the other parties prior to making such release or statement, except, if, in the judgment of the disclosing party, such release or statement is required by Law (including the rules and regulations of the SEC) or by any securities exchange or association on which such party’s or its subsidiaries’ or Affiliates’ securities are traded (including pursuant to any listing agreement), in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement (so as to confirm the accuracy of any statements therein regarding such other party, among other things) in advance of such issuance
ARTICLE 5
ESCROW AGENT MATTERS
     Section 5.1 Investment of the Escrow Deposit.
     The Escrow Deposit shall be invested and reinvested by Escrow Agent in such interest earning investments as Escrow Agent invests from time to time other escrow funds which it may hold.
     Escrow Agent shall have the right to liquidate any investments held in order to provide funds necessary to make required payments under this Agreement. Escrow Agent, in its capacity as escrow agent hereunder, shall not have any liability for any loss sustained as a result of any investment made pursuant to this Agreement or as a result of any liquidation of any investment prior to its maturity.
     Section 5.2 General Instructions.
     To induce Escrow Agent to act hereunder, it is further agreed by the parties that:
     (a) Escrow Agent shall not be under any duty to give the Escrow Deposit held by it hereunder any greater degree of care than it gives its own similar property and shall not be required to invest any funds held hereunder except as directed in this Agreement. Funds held hereunder shall be invested in accordance with this Article V.
     (b) This Agreement expressly sets forth all the duties of Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against Escrow Agent. Escrow Agent shall not be bound by the provisions of any agreement among the other parties hereto except this Agreement.
     (c) Escrow Agent shall not be liable, except for its own bad faith, gross negligence or willful misconduct, and, except with respect to claims based upon such bad faith, gross negligence or willful misconduct that are successfully asserted against Escrow Agent, the other parties hereto shall jointly and severally indemnify and hold harmless Escrow Agent (and any successor to Escrow Agent) from and against any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements, arising out of and in connection with this Agreement. Without limiting the foregoing, Escrow Agent shall in no event be liable in connection with its investment or reinvestment of any cash held by it hereunder in good faith, in accordance with the terms hereof, including, without limitation, any

6

liability for any delays (not resulting from its own bad faith, gross negligence or willful misconduct) in the investment or reinvestment of the Escrow Deposit, or any loss of interest incident to any such delays. In the event that any party hereto is required to indemnify and hold harmless Escrow Agent pursuant to this Section 5.2(c), such party shall have the right to seek contribution from the other parties hereto (other than Escrow Agent) for amounts paid or payable in respect of such indemnity to the extent permitted by law. Anything in this Agreement to the contrary notwithstanding, in no event shall Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. The parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of Escrow Agent or the termination of this Agreement.
     (d) Escrow Agent shall be entitled to rely upon any order, judgment, award, certification, demand, notice, instrument or other writing or facsimile transmission delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine (whether an original signature or a copy or facsimile transmission thereof) and may assume that any person purporting to give notice or receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so.
     (e) The duties and obligations of Escrow Agent are as set forth in this Agreement and are purely ministerial in nature. Escrow Agent may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted in good faith in accordance with such advice.
     (f) Escrow Agent does not have any interest in the Escrow Deposit but is serving as escrow holder only and having only possession thereof.
     (g) Any payments of income from the Escrow Deposit shall be subject to withholding regulations then in force with respect to United States taxes. Purchaser will provide Escrow Agent with Internal Revenue Service Form W-9 or Form W-8, as applicable, for tax identification number certification. It is understood that Escrow Agent shall be responsible for income reporting only with respect to income earned on investment of funds which are a part of the Escrow Deposit, which shall be reported as income of Purchaser, and is not responsible for any other reporting. This paragraph and paragraph (c) of this Section 5.2 shall survive notwithstanding termination of this Agreement or the resignation of Escrow Agent.
     (h) Escrow Agent makes no representation as to the validity, value, genuineness or the collectibility of any security or other documents or instrument held by or delivered to it.
     (i) Escrow Agent (and any successor to Escrow Agent) may at any time resign as such by delivering the Escrow Deposit and all earnings thereon to any successor to Escrow Agent jointly designated by the other parties hereto in writing, or to any court of competent jurisdiction, whereupon Escrow Agent shall be discharged of and from any and all further obligations arising in connection with this Agreement. Escrow Agent shall promptly deliver written notice of its resignation to the other parties hereto. The resignation of Escrow Agent will

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take effect on the earlier of (i) the appointment of a successor (including a court of competent jurisdiction) or (ii) the day which is 30 days after the date of delivery of its written notice of resignation to the other Parties hereto. If at that time Escrow Agent has not received a designation of a successor to Escrow Agent, Escrow Agent’s sole responsibility after that time shall be to safe-keep the Escrow Deposit until receipt of a designation of successor to Escrow Agent or a joint written disposition instruction by the other parties hereto or a final order of a court of competent jurisdiction.
     (j) In the event of any disagreement between Seller and Purchaser resulting in adverse claims or demands being made in connection with the Escrow Deposit, or in the event that Escrow Agent in good faith is in doubt as to what action it should take hereunder, Escrow Agent shall be entitled to retain the Escrow Deposit (or such part thereof as is the subject of such disagreement) until Escrow Agent shall have received (i) a written decision of a court of competent jurisdiction in New York (the “Court”) directing the delivery of all or such part of the Escrow Deposit; or (ii) a written agreement executed by Seller and Purchaser acting jointly directing delivery of the Escrow Deposit or such part thereof. Any written decision referred to in (i) above shall (unless such Court decision was sought and obtained by Escrow Agent) be accompanied by a certificate of a duly authorized representative of the presenting party reasonably satisfactory to Escrow Agent to the effect that said written decision is the decision of the Court and is final. Escrow Agent shall act on such written decision of the Court without further question.
     (k) Notwithstanding anything contained herein to the contrary, Seller expressly acknowledges that Friedman Kaplan Seiler & Adelman LLP is presently serving as counsel to Purchaser. Accordingly, neither Escrow Agent’s services as Escrow Agent hereunder nor any provision hereof, either express or implied, shall restrict or inhibit Escrow Agent in any way from representing Purchaser or any of its affiliates, or any of their officers, directors, stockholders, members, partners or affiliates in any transaction, matter, action, dispute, controversy, arbitration, suit or negotiation arising under this Agreement or under any other agreement or in any manner or context whatsoever, whether or not, directly or indirectly, involving Purchaser or any of its affiliates, or any of their respective officers, directors, stockholders, members, partners or affiliates.
     (l) Escrow Agent shall be entitled to be compensated by Purchaser at its standard hourly charges for its services as an Escrow Agent hereunder and shall in addition be reimbursed by Purchaser for costs and expenses normally billed by such law firm. In addition (but without duplication), Escrow Agent shall be reimbursed for all reasonable expenses, disbursements and advances incurred or made by Escrow Agent in performance of its duties hereunder (including reasonable fees, expenses and disbursements of its counsel). The costs and expenses of Escrow Agent and its counsel (unless paid pursuant to the first sentence of this Section 5.2(l)) shall be borne jointly and severally by Purchaser and Seller. No provision of this Agreement shall be deemed to require Escrow Agent to expend or risk its own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk or liability is not assured to it.

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     (m) It is understood that Escrow Agent and the beneficiary’s bank in any funds transfer may rely solely upon any account numbers or similar identifying number provided by either of the other parties hereto to identify (i) the beneficiary, (ii) the beneficiary’s bank, or (iii) an intermediary bank. Escrow Agent may apply any of the escrowed funds for any payment order it executes using any such identifying number, even where its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank, or an intermediary bank designated.
ARTICLE 6
GENERAL PROVISIONS
     Section 6.1 Survival of Representations, Warranties and Covenants.
     Regardless of any investigation made at any time by or on behalf of any party hereto or of any information any party may have in respect thereof, each of the representations, warranties and covenants made in this Agreement will survive the Closing, provided that under no circumstance shall the aggregate amount payable by either Seller or Purchaser for breach of its representations, warranties and covenants made in this Agreement exceed the Purchase Price (except in the case of Seller’s breach of any of its representations and warranties made in Section 3.1(d), for which the amount of Seller’s liability shall not be so limited).
     Section 6.2 Amendment; Waiver.
     This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Any failure of any of the parties hereto to comply with any obligation, covenant, agreement or condition contained herein may be waived only if set forth in an instrument in writing signed by the party or parties to be bound by such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any other failure.
     Section 6.3 Further Assurances.
     If at any time after the Closing any further action is necessary or desirable to carry out the intent of this Agreement, each party will take such further actions (including the execution and delivery of instruments and documents), without additional consideration, as the other party reasonably may request.
     Section 6.4 Expenses and Obligations.
     All costs and expenses incurred by the parties hereto in connection with the consummation of the transactions contemplated hereby will be borne solely and entirely by the party that has incurred such expenses.
     Section 6.5 No Third Party Beneficiaries.
     This Agreement will be binding upon and inure solely to the benefit of each party hereto and their successors and assigns, and nothing in this Agreement, express or implied, is intended

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to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.
Section 6.6 Notices.
     (a) All notices and other communications hereunder will be in writing and will be deemed given if delivered personally, telecopied, mailed by registered or certified mail (return receipt requested), or sent by recognized overnight courier to a party (or to the extent set forth in Section 2.1, emailed) to the address set forth for such party below (or at such other address for a party as will be specified by like notice):
If to Purchaser:
John W. Stanton and
Theresa E. Gillespie
155 108th Avenue, N.E., Suite 450
Bellevue, WA 98004
Facsimile: 425-458-5999
Email: john.stanton@trilogy-partners.net
With a copy, which will not constitute notice, to:
Friedman Kaplan Seiler & Adelman LLP
1633 Broadway
New York, NY 10019-6708
Attn: Barry A. Adelman, Esq.
Facsimile: 212-833-1250
Email: badelman@fklaw.com
If to Seller:
Verizon Communications Inc.
22001 Loudoun County Parkway
Ashburn, VA 20147
Attn: Stephen R. Mooney
Facsimile: (703) 886-0895
Email: stephen.mooney@verizonbusiness.com
With a copy to:
Verizon Communications Inc.
One Verizon Way
VC54S241
Basking Ridge, NJ 07920
Attn: Stuart M. Kuntz, Esq.
Facsimile: (908) 696-2063
Email: stuart.kuntz@verizon.com

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If to Escrow Agent:
Friedman Kaplan Seiler & Adelman LLP
1633 Broadway
New York, NY 10019-6708
Attn: Barry A. Adelman, Esq.
Facsimile: 212-833-1250
Email: badelman@fklaw.com
     (b) Any of the above addresses may be changed at any time by notice given as provided above; however, any such notice of change of address will be effective only upon receipt. All notices, requests or instructions given in accordance herewith will be deemed received on the date of delivery, if hand delivered, on the date receipt is confirmed, if telecopied, three business days after the date of mailing, if mailed by registered or certified mail, return receipt requested, and one business day after the date sent, if sent by recognized overnight courier.
     Section 6.7 Counterparts.
     This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
     Section 6.8 Entire Agreement.
     This Agreement constitutes the entire agreement of the parties hereto and supersedes all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter hereof. There are no representations or warranties, agreements or covenants other than those expressly set forth this Agreement.
     Section 6.9 Severability.
     In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severance shall be effective if it materially changes the economic benefit of this Agreement to any party.
     Section 6.10 Governing Law.
     This Agreement will be construed in accordance with and governed by the internal laws of the State of New York (without reference to its rules as to conflicts of law).
     Section 6.11 Consent to Jurisdiction.
     Each party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Federal court for the Southern District of New York and state courts located in

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the Borough of Manhattan, New York for any suit, action or proceeding among them arising out of or relating to this Agreement and the transactions contemplated hereby and agree that it will not bring any action or proceeding relating to this Agreement or the transactions in any court other than the aforesaid courts. Each party hereby irrevocably and unconditionally waives to the fullest extent permitted by law, (a) any objection that it may now or hereafter have to the jurisdiction or venue of any such suit, action or proceeding brought in any such court; and (b) any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Final judgment in any suit, action or proceeding brought in any such court shall be conclusive and binding upon each party duly served with process therein and may be enforced in any jurisdiction in which any party or any of its property is located. Any service of process to be made in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 6.6.
     Section 6.12 Attorneys Fees.
     The prevailing party in any action by any party to this Agreement to enforce its rights under this Agreement will be entitled to recover, in addition to any other relief awarded by a court of competent jurisdiction, its reasonable costs and expenses, including attorneys’ fees, of preparing for and participating in such action.
     Section 6.13 Headings.
     All Section headings are for reference and convenience purposes only and are not entitled to, nor should they, be accorded substantive effect.
     Section 6.14 Waiver of Jury Trial.
     EACH PARTY HERETO HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT.
     Section 6.15 Parent Joinder.
     For purposes of all obligations of Seller under this Agreement, including any liability indemnity or other payment obligations of the Seller hereunder, Verizon Communications Inc. hereby agrees to be bound by such obligations jointly and severally with the Seller and agrees that all such obligations and all agreements of Seller herein (including, without limitation, those set forth in Article V) may be enforced against Verizon Communications Inc. by Purchaser in accordance with the provisions of this Agreement to the same extent as if Verizon Communications Inc. were a party to this Agreement and bound hereby.
[Signature Page Follows]

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     IN WITNESS WHEREOF, the undersigned parties have caused this Stock Purchase Agreement to be signed, all as of the date first written above.

PURCHASER:

/s/ John W. Stanton

/s/ Theresa E. Gillespie

John W. Stanton and Theresa E. Gillespie, as tenants in common

SELLER:

VERIZON BUSINESS NETWORK SERVICES INC.

By:	/s/ John F. Killian

Name:	John F. Killian
Title:	President and Chief Executive Officer

ESCROW AGENT:

FRIEDMAN KAPLAN SEILER & ADELMAN LLP, as Escrow Agent

By:	/s/ Gregg S. Lerner

Name:	Gregg S. Lerner
Title:	Member of the Firm
     The undersigned hereby join as parties to the foregoing Agreement for the limited purposes provided in Section 5.15 of this Agreement.

VERIZON COMMUNICATIONS INC.

By:	/s/ John F. Killian

Name:	John F. Killian
Title:	Authorized Representative

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Exhibit 3
REGISTRATION RIGHTS AGREEMENT
     This Registration Rights Agreement (this “Agreement”), dated as of March 5, 2007, is between General Communication, Inc., an Alaska corporation (“GCI” or the “Company”) and John W. Stanton and Theresa E. Gillespie, as tenants in common (together with their respective successors and assigns, “Stockholder”).
RECITALS
     A. Verizon Communications Inc. (“Verizon”), and Stockholder are parties to a Stock Purchase Agreement, dated as of the date of this Agreement (the “Stock Purchase Agreement”), providing for the purchase by Stockholder of 1,275,791 shares of the Class B Common Stock of GCI held by Verizon (the “Class B Shares”), which are “restricted securities” (as defined in Rule 144 promulgated under the Securities Act of 1933, as amended).
     B. In connection with Stockholder’s acquisition of the Class B Shares, and as a condition to the Closing of the Stock Purchase Agreement, GCI has agreed to provide the Stockholder with the registration rights set forth herein.
AGREEMENT
     In consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:
     1. Certain Definitions.
     Action is defined in Section 7(b).
     Business Day means any day other than a Saturday, Sunday or U.S. Federal holiday.
     Class A Shares means the shares of the Class A Common Stock of GCI which Stockholder may be entitled to receive upon conversion of the Class B Shares.
     Commission means the Securities and Exchange Commission, or any other Federal agency at the time administering the Securities Act or the Exchange Act.
     Common Stock means the Class A Common Stock and Class B Common Stock of GCI.
     Demand Notice is defined in Section 2(a).
     Demand Registration is defined in Section 2(a).
     Disadvantageous Condition is defined in Section 2(f).
     Disclosure Documents is defined in Section 7.

     Exchange Act means the Securities Exchange Act of 1934, as amended, or any successor Federal statute, and the rules and regulations of the Commission promulgated thereunder, as they each may, from time to time, be in effect.
     Incidental Registration is defined in Section 3.
     Indemnified Party is defined in Section 7(b).
     Indemnifying Party is defined in Section 7(b).
     Losses is defined in Section 7(a).
     Market Value is defined in Section 5.
     Registrable Class A Shares means the Class A Shares issued or issuable upon conversion of the Class B Shares held by Stockholder and any securities issued in exchange for or in respect of such Class A Shares, whether pursuant to a stock dividend, stock split, stock reclassification or otherwise.
     Registrable Class B Shares means the Class B Shares acquired by Stockholder under the Stock Purchase Agreement (and which have not been converted to Class A Shares) and any securities issued in exchange for or in respect of such Class B Shares, whether pursuant to a stock dividend, stock split, stock reclassification or otherwise.
     Registrable Shares means the Registrable Class A Shares and the Registrable Class B Shares. Any Registrable Share will cease to be a Registrable Share when (i) a Registration Statement covering such Registrable Share has been declared effective by the Commission, and such Registrable Share has been disposed of pursuant to such effective Registration Statement, (ii) all Registrable Shares may in the opinion of counsel to GCI, the form of which is reasonably acceptable to Stockholder, be publicly resold under Rule 144 without registration under the Securities Act and the Company is then in compliance with Rule 144(c)(i) (provided that if at any time thereafter all Registrable Shares may not be publicly resold under Rule 144 or the Company is not in compliance with Rule 144(c)(i) then the shares shall again be deemed Registrable Shares), or (iii) such Registrable Share has been sold in an open market transaction pursuant to Rule 144.
     Registration Statement means a registration statement of GCI on any form (to be selected by GCI in accordance with the provisions of this Agreement) for which GCI then qualifies and which permits the secondary resale thereunder of the number of Registrable Shares required pursuant to this Agreement to be included therein. The term “Registration Statement” shall also include all exhibits and financial statements and schedules and documents incorporated by reference in such Registration Statement when it becomes effective under the Securities Act, and in the case of the references to the Registration Statement as of a date subsequent to the effective date, as amended or supplemented as of such date.
     Rule 144 means Rule 144 promulgated under the Securities Act or any similar successor rule.

     Securities Act means the Securities Act of 1933, as amended, or any successor Federal statute, and the rules and regulations of the Commission promulgated thereunder, as they each may, from time to time, be in effect.
     Selling Holder means Stockholder, upon its submission of a written request to register all or some of its Registrable Shares under Section 2 or Section 3 of this Agreement.
2. Demand Registration.
          (a) Subject to Section 5, Stockholder shall at any time and from time to time, have the right to request (a “Demand Registration”) that GCI register under the Securities Act all or any portion of the Registrable Shares on the terms and subject to the conditions set forth in this Agreement by furnishing GCI with notice of such request (a “Demand Notice”), which sets forth the number of Registrable Class A Shares and Registrable Class B Shares requested to be so registered and Selling Holder’s plan of distribution of such Registrable Shares (which may be a very broad plan of distribution including numerous alternative methods).
          (b) Upon receipt by GCI of Selling Holder’s Demand Notice, GCI shall as soon as is reasonably practicable, after the date on which the Demand Notice is given, but in no event more than sixty (60) (or if GCI is then eligible to use Form S-3 for resale registration statements, thirty (30) days after receipt of such written request), file with the Commission, and use its best efforts to cause to become effective as promptly as practicable, a Registration Statement which shall cover the Registrable Shares specified in the Demand Notice. The Registration Statement shall be on Form S-3 if GCI is then eligible to use such form for resale registration statements. Upon written consent of the Selling Holder, GCI may include in such Registration Statement any authorized but unissued shares of Common Stock for sale by GCI or any issued and outstanding shares of Common Stock for sale by others; provided, however, that then such registration shall then be deemed to be an Incidental Registration pursuant to Section 3 but which equity securities must be included or may be excluded in such registration shall be governed by Section 2(d) and not by Section 3.
          (c) If so requested by Selling Holder requesting registration of Registrable Shares pursuant to this Section 2 or Section 3 of this Agreement, the Registration Statement shall provide for delayed or continuous offering of the Registrable Shares pursuant to Rule 415 promulgated under the Securities Act or any similar rule then in effect (“Shelf Offering”). If so requested by Selling Holder, the public offering or distribution of Registrable Shares under this Agreement shall be pursuant to a firm commitment underwriting. In any such Demand Registration, the managing underwriter shall be an investment banking firm selected and engaged by the Selling Holder and approved by GCI, which approval shall not be unreasonably withheld. GCI shall enter into the same underwriting agreement as shall the Selling Holder, containing representations, warranties and agreements not substantially different from those customarily made by an issuer in underwriting agreements with respect to secondary distributions. GCI, as a condition to fulfilling its obligations under this Agreement, may require the underwriters to enter into an agreement in customary form indemnifying GCI against any Losses (as defined in Section 7) that arise out of or are based upon an untrue statement or an alleged untrue statement or omission or alleged omission in the Registration Statement or Disclosure Documents (as defined in Section 7) made in reliance upon and in conformity with written information furnished to GCI by the underwriters specifically for use in the preparation thereof.
          (d) If Selling Holder has consented to the inclusion in the Demand Registration Statement of shares of Common Stock for sale by GCI or others and the lead managing underwriter of any underwritten public offering in connection with a Demand Registration determines in good faith that the aggregate number of Registrable Shares and shares of Common Stock to be offered exceeds the number of shares that could be sold without having an adverse effect on such offering (including the price at which the Registrable Shares may be sold), then the number of Registrable Shares and shares of Common Stock to be offered pursuant to the Demand Registration shall be reduced, to the extent necessary to reduce the total number of shares to be included in such offering to the amount recommended by such lead managing underwriting, in the following order: (i) shares of Common Stock proposed to be sold by persons other than GCI and the Selling Holder; then (ii) shares of Common Stock proposed to be sold by GCI; and then (iii) Registrable Shares proposed to be sold by Selling Holder.
          (e) Selling Holder may, before such a Registration Statement becomes effective, withdraw its Registrable Shares from sale, should the terms of sale not be reasonably satisfactory to Selling Holder; however, such registration shall be deemed to have occurred for the purposes of Section 5 of this Agreement, unless such Selling Holder pays (pro rata, in proportion to the number of Registrable Shares requested to be included) within twenty (20) days after any such withdrawal, all of GCI’s out-of-pocket expenses incurred in connection with such registration.
          (f) GCI shall be entitled to postpone, for a reasonable period of time, but in no event in excess of 60 days (i) after its receipt of a Demand Notice, the filing of any Registration Statement, (ii) after filing of a Registration Statement but prior to its effectiveness, the effectiveness of the Demand Registration, if at any time prior to the filing or effectiveness of such Registration Statement, the Board of Directors of the Company determines in good faith that such registration and offering would materially interfere with or otherwise adversely affect in any material respect any financing, acquisition, corporate reorganization or other material transaction or development involving GCI or its subsidiaries or would require disclosure of information that the Board of Directors determined in its reasonable business judgment should not be disclosed (a “Disadvantageous Condition”) and gives the Selling Holder notice of such determination. Any such notice need not specify the reasons for such postponement if GCI determines, in its reasonable business judgment, that doing so would interfere with or adversely affect such transaction or would result in the disclosure of non-public information. In the event of such postponement, GCI shall file, or seek effectiveness, as applicable, of such Registration Statement as soon as practicable after the Board of Directors of GCI shall determine, in its reasonable business judgment, that such registration and offering would not result in such Disadvantageous Condition (but in no event later than 60 days after the date of the applicable Demand Notice or initiation of the postponement after filing, as applicable). If GCI shall postpone the filing of any Registration Statement, Selling Holder shall have the right to withdraw Selling Holder’s request for such Demand Registration by giving notice to GCI at any time following said notice by GCI. In the event that the Selling Holder withdraws its request in the foregoing manner, such request shall not be counted for purposes of determining the number of registrations to which Selling Holder is entitled pursuant to Section 2 and Section 3 hereof, and GCI will pay all expenses associated with such withdrawn registration pursuant to Section 5.
          (g) Notwithstanding the foregoing, in no event shall GCI be obligated to effect a registration pursuant to this Section 2 during the period starting with the date sixty (60) days prior to GCI’s estimated date of filing of, and ending on a date six (6) months following the effective date of, a registration statement pertaining to an underwritten public offering of equity securities for GCI’s account, provided that (i) GCI is actively employing in good faith all reasonable efforts to cause such registration statement to become effective and that GCI’s estimate of the date of filing on such registration statement is made in good faith, (ii) GCI shall furnish to the Selling Holder a certificate signed by GCI’s President stating that in the Board of Directors’ good-faith judgment, it would be seriously detrimental to GCI or its shareholders for a Registration Statement to be filed in the near future; and (iii) GCI effects no registration for any other securityholder during such period; and in such event, GCI’s obligations to file a Registration Statement shall be deferred for a period not to exceed six (6) months.
          (h) To the extent the Company is then a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) (a “WKSI”) at the time any Demand Registration request is submitted to the Company, and such Demand Registration request requests that the Company file an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an “automatic shelf registration”) on Form S-3, the Company shall file an automatic shelf registration statement which covers those Registrable Shares which are requested to be registered. The Company shall use its commercially reasonable efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405 under the Securities Act) during the period during which such automatic shelf registration statement is required to remain effective. If the Company does not pay the filing fee covering the Registrable Shares at the time the automatic shelf registration statement is filed, the Company agrees to pay such fee at such time or times as the Registrable Shares are to be sold. If the automatic shelf registration statement has been outstanding for at least three years, at the end of the third year (and notwithstanding Section 5 hereof) the Company shall refile a new automatic shelf registration statement covering the Registrable Shares, which shall not be deemed one of the two Registration Statements pursuant to Section 5. If at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, the Company shall use its commercially reasonable efforts to refile the shelf registration statement on Form S-3 and, if such form is not available, Form S-1, which shall not be deemed one of the two Registration Statements pursuant to Section 5, and keep such registration statement effective during the period during which such registration statement is required to be kept effective.
     3. Incidental Registration.
     Each time that GCI proposes to register any of its Common Stock under the Securities Act in connection with the public offering of such securities (other than (a) a registration effected solely to implement an employee benefit or stock option plan or (b) a registration on Form S-4 or Form S-8 (or any successor or comparable forms) or on any other Form which does not include substantially the same information as would be required to be included in a Registration Statement covering the sale of the Registrable Shares), GCI will give written notice to the Stockholder of its intention to do so. Stockholder may give GCI a written request to register all or some of the Registrable Shares in the registration described in GCI’s written notice as set forth in the foregoing sentence, provided that such written request is given within twenty (20) days after receipt of any such GCI notice. Such request will state (i) the amount of the Registrable Shares to be disposed of and the intended method of disposition of such Registrable Shares (which may be a very broad plan of distribution including numerous alternative methods), and (ii) any other information GCI reasonably requests to properly effect the registration of such Registrable Shares in the proposed registration (an “Incidental Registration”). Upon receipt of such request, GCI will use its best efforts promptly to cause all such Registrable Shares requested to be registered in the Incidental Registration to be so included (in accordance with the intended methods set forth in the request for registration), unless (i) the sale is a firmly underwritten public offering for GCI’s account and GCI determines reasonably and in good faith in writing that the inclusion of such securities would adversely affect the offering or materially increase the offering’s costs or (ii) inclusion of such Registrable Shares is prohibited pursuant to the terms and conditions of any other demand registration right under a registration rights agreement granting other GCI equity security holders the right to demand registration. In the case of clause (i) or (ii) above, such Registrable Shares and all other securities to be registered, other than those to be offered for GCI’s account or those required to be included pursuant to the terms and conditions of any other registration rights agreement granting other GCI equity security holders the right to request registration, shall be excluded to the extent the underwriter determines. The total number of secondary shares included in such registration shall be shared pro rata by all security holders having contractual registration rights based upon the amount of GCI’s securities requested by such security holders to be sold thereunder. GCI’s obligations under this Section 3 shall apply to a registration to be effected for securities to be sold for GCI’s account as well as a registration statement which includes securities to be offered for the account of other holders of GCI equity securities having contractual registration rights.
     In connection with an Incidental Registration to be effected pursuant to this Section 3, Selling Holder shall enter into the same underwriting agreement as shall GCI and the other selling security holders, if any, provided that such underwriting agreement contains representations, warranties and agreements on the part of the Selling Holder that are not substantially different from those customarily made by selling-security holders in underwriting agreements with respect to secondary distributions.
     If, at any time after giving notice of GCI’s intention to register any of its securities under this Section 3 and prior to the effective date of the registration statement filed in connection with an Incidental Registration, GCI shall determine for any reason not to register such securities, GCI may, at its election, give notice of such determination to Selling Holder and thereupon will be relieved of its obligation to register the Registrable Shares in connection with such Incidental Registration.
     Selling Holder may elect to withdraw its Registrable Shares from inclusion in an Incidental Registration at any time prior to five (5) Business Days prior to the then anticipated effective date of the applicable Registration Statement; provided that Selling Holder shall reimburse GCI for the portion of the Commission registration fee paid or ultimately payable by GCI with respect to the Registrable Shares so withdrawn.

     4. Expenses of Registration.
     Except as otherwise set forth in this Agreement, GCI shall pay all costs and expenses incident to GCI’s performance of or compliance with this Agreement, including, without limitation, all expenses incurred in connection with the registration of the Registrable Shares, fees and expenses of compliance with Securities Act or blue sky laws, printing expenses, messenger, delivery and shipping expenses and fees and expenses of counsel for GCI and for certified public accountants and underwriting expenses (but not fees) except that Selling Holder shall pay all fees and disbursements of Selling Holder’s own attorneys and accountants, and Selling Holder shall pay all transfer taxes and brokerage and underwriters’ discounts and commissions directly attributable to the Registrable Shares being offered and sold by Selling Holder.
     5. Limitations on Registration Rights.
     Notwithstanding the provisions of Section 2 of this Agreement, GCI shall not be required to effect any registration under that Section if (i) the request for registration covers an aggregate number of Registrable Shares having an aggregate Market Value (as defined below) of less than One Million Five Hundred Thousand Dollars ($1,500,000.00) as of the date of the Demand Notice, (ii) GCI has previously filed two Registration Statements under the Securities Act pursuant to Section 2, none of which is deemed an Incidental Registration pursuant to the proviso to Section 2(b), (iii) GCI, in order to comply with such request, would be required to (A) undergo a special interim audit or (B) prepare and file with the Commission, sooner than would otherwise be required, pro forma or other financial statements relating to any proposed transaction, or (iv) if, in the opinion of counsel to GCI, the form of which opinion of counsel is reasonably acceptable to Selling Holder, a registration is not then required in order to permit resale under Rule 144 by Selling Holder of the securities Selling Holder has requested to be registered and the Company is then in compliance with Rule 144(c)(i) or (v) such request for registration is made prior to the date that is three months after the effective date of GCI’s most recent Registration Statement pursuant to which Registrable Shares were to be or were sold pursuant to Section 2. The first Demand Registration under this Agreement may be requested by Selling Holder for no less than a minimum of 15% of the Registrable Shares. “Market Value” as used in this Agreement shall mean, as to each class of Registrable Shares at any date, the average of the daily closing prices for such class of Registrable Shares, for the ten (10) consecutive trading days before the day in question. The closing price for shares of such class for each day shall be the last reported sale price regular way, or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the composite tape, or if the shares of such class are not quoted on the composite tape, on the principal United States securities exchange registered under the Exchange Act, on which shares of such class are listed or admitted to trading, or if they are not listed or admitted to trading on any such exchange, the closing sale price (or the average of the quoted closing bid and asked price if no sale is reported) as reported by the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) or any comparable system, or if the shares of such class are not quoted on NASDAQ or any comparable system, the average of the closing bid and asked prices as quoted on the OTC Bulletin Board, or if not quoted on the OTC Bulletin Board, as quoted by the Pink Sheets, or if not quoted by the Pink Sheets, as furnished by any market maker in the securities of such class who is a member of the National Association of Securities Dealers, Inc., or in the absence of such closing bid and asked price, as determined by such other method as GCI’s Board of Directors shall from time to time deem to be fair.
     6. Obligations with Respect to Registration.
          (a) If and whenever GCI is obligated by the provisions of this Agreement to effect the registration of any Registrable Shares under the Securities Act, GCI shall promptly:
               (i) Prepare and file with the Commission a Registration Statement with respect to such Registrable Shares and use reasonable commercial efforts to cause such registration statement to become effective, provided that before filing a Registration Statement, or prospectus or any amendment or supplement thereto, GCI will furnish to counsel selected by the Selling Holder copies of all such statements proposed to be filed, which documents shall be subject to the review of such counsel;
               (ii) Prepare and file with the Commission any amendments and supplements to the Registration Statement and to the prospectus used in connection therewith as may be necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act and the rules and regulations promulgated thereunder with respect to the disposition of all Registrable Shares covered by the Registration Statement for the period required to effect the distribution of such Registrable Shares, but in no event shall GCI be required to do so (i) in the case of a Registration Statement filed pursuant to Section 2, for a period after the later of (x) one year after the effective date of the Registration Statement and (y) when all of Selling Holder’s remaining Registrable Shares are (in the opinion of counsel to GCI, the form of which opinion is reasonably acceptable to the Selling Holder) eligible for resale under Rule 144 (including, without limitation, Rule 144(c)(i)) and (ii) in the case of a Registration Statement filed pursuant to Section 3, for a period exceeding the greater of (A) the period required to effect the distribution of securities for GCI’s account and (B) the period during which GCI is required to keep such Registration Statement in effect for the benefit of selling security holders other than Selling Holder;
               (iii) Notify Selling Holder and its underwriter, and confirm such advice in writing, (A) when a Registration Statement becomes effective, (B) when any post-effective amendment to a Registration Statement becomes effective, and (C) of any request by the Commission for additional information or for any amendment of or supplement to a Registration Statement or any prospectus relating thereto; and (D) of the entry of any stop order suspending the effectiveness of such Registration Statement or of the initiation of any proceedings for that purpose;
               (iv) Furnish at GCI’s expense to Selling Holder such number of copies of a preliminary, final, supplemental or amended prospectus, in conformity with the requirements of the Securities Act and the rules and regulations promulgated thereunder, as may reasonably be required in order to facilitate the disposition of the Registrable Shares covered by a Registration Statement, but only while GCI is required under the provisions hereof to cause a Registration Statement to remain effective; and

               (v) Use its commercially reasonable efforts to register or qualify at GCI’s expense the Registrable Shares covered by a Registration Statement under such other securities or blue sky laws of such jurisdictions in the United States as Selling Holder shall reasonably request, and do any and all other acts and things which may be necessary to enable Selling Holder to consummate the disposition in such jurisdictions of such Registrable Shares; provided, however, that GCI shall in no event be required to qualify to do business as a foreign corporation or as a dealer in any jurisdiction where it is not so qualified, to amend its articles of incorporation, to change its capitalization or to change the composition of its assets at the time to conform with the securities or blue sky laws of such jurisdiction, to consent to general service of process or to subject itself to taxation in any jurisdiction where it has not theretofore done so.
               (vi) Notify Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading, and, prepare a supplement or amendment to such prospectus so that, as thereafter delivered to purchasers of Registrable Shares, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;
               (vii) Cause all such Registrable Shares to be listed on each securities exchange on which similar securities issued by GCI are then listed and to be qualified for trading on each system on which similar securities issued by GCI are from time to time qualified;
               (viii) Provide a transfer agent and registrar for all such Registrable Shares not later than the effective date of such Registration Statement and thereafter maintain such a transfer agent and registrar;
               (ix) Enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as Selling Holder or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Shares;
               (x) Make available for inspection by any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such underwriter, all financial and other records, pertinent corporate documents and properties of GCI, and cause GCI’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such underwriter, attorney, accountant or agent in connection with such registration statement;
               (xi) Otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders as soon as reasonably practicable, all earning statements as and when filed with the Commission, which earnings statements shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

               (xii) If Selling Holder might be deemed, in the sole and exclusive judgment of such Selling Holder, to be an underwriter or a controlling person of GCI, permit Selling Holder to participate in the preparation of such registration or comparable statement and to require the insertion therein of material furnished to GCI in writing, which in the reasonable judgment of Selling Holder and its counsel should be included;
               (xiii) Following effectiveness of the Registration Statement, the Company will, not later than three Business Days following the delivery by Selling Holder to the Company or its transfer agent of a certificate representing such Shares containing a restrictive transfer legend, deliver or cause to be delivered to Selling Holder a certificate representing such Shares that is free from all restrictive and other legends and the Company will not make or permit or instruct its transfer agent to make any notation on their records in the nature of a stop transfer or other impediment to transfer. To the extent required by the transfer agent for such Registrable Shares, within two (2) Business Days after a Registration Statement which covers Registrable Shares is declared effective by the Commission, the Company shall cause legal counsel for the Company to deliver to the transfer agent for such Registrable Shares (with copies to Selling Holder) a legal opinion to the effect that sale of the Registrable Shares may be made without restriction and authorizing removal of restrictive transfer legends; and
               (xiv) In the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Shares included in such Registration Statement for sale in any jurisdiction, GCI will use reasonable commercial efforts to promptly obtain the withdrawal of such order.
          (b) Notwithstanding anything to the contrary contained herein, if at any time after the filing of a Registration Statement or after it is declared effective by the Commission, GCI determines, in its reasonable business judgment, that such registration and offering could result in a Disadvantageous Condition, then GCI may require the suspension by Selling Holder for not more than 30 days (and not more than an aggregate of 90 days for all suspensions during any 365 day period) of the distribution of any of the Registrable Shares by giving notice to such Selling Holder. Any such notice will specify the reasons for such suspension. In the event that such notice is given, then until the Board of Directors of GCI has determined, in good faith, that such registration and offering will no longer interfere with the matters described in the preceding sentence and has given notice thereof to the Selling Holder, GCI’s obligations under Sections 2 or 3, if the Registration Statement has not become effective, or under Section 6(a)(ii), if the Registration Statement has become effective, will be suspended. In the event of a suspension pursuant to this Section 6(b) after a Registration Statement has been declared effective, the period of effectiveness of such Registration Statement referred to in Section 6(a)(ii) will be extended by a number of days equal to the total number of days for which the distribution of Registrable Shares included in such Registration Statement by the Selling Holder has been suspended under this Section 6(b).
          (c) Selling Holder shall cooperate with GCI in connection with the preparation of the Registration Statement, and for so long as GCI is obligated to file and keep effective the Registration Statement, shall provide to GCI, in writing, for use in the Registration Statement, all such information regarding the Selling Holder and its plan of distribution of the

Registrable Shares as may be necessary to enable GCI to prepare the Registration Statement and prospectus covering the Registrable Shares, to maintain the currency and effectiveness thereof and otherwise to comply with all applicable requirements of law in connection therewith.
     7. Indemnification.
          (a) By GCI. GCI shall indemnify and hold harmless Selling Holder, any underwriter of Selling Holder, each officer, director, employee or agent of Selling Holder and each other person, if any, who controls Selling Holder or underwriter within the meaning of either the Securities Act or the Exchange Act, against any losses, costs, claims, damages or liabilities, joint or several (or actions in respect thereof) (“Losses”), incurred by or to which each such indemnified party may become subject, under the Securities Act or otherwise, but only to the extent such Losses arise out of or based upon (i) any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any Registration Statement under which such Registrable Shares were registered under the Securities Act, in any preliminary prospectus (if used prior to the effective date of such Registration Statement) or in any final prospectus or in any post effective amendment or supplement thereto (if used during the period GCI is required to keep the Registration Statement effective) (collectively, “Disclosure Documents”), (ii) any omission or alleged omission to state in any Disclosure Document a material fact required to be stated therein or necessary to make the statements made therein, not misleading or (iii) any violation of any Federal or state securities laws or rules or regulations thereunder committed by GCI in connection with the performance of its obligations under this Agreement; and GCI will reimburse each such indemnified party for all legal or other expenses reasonably incurred by such party in connection with investigating or defending any such claims, including, subject to such indemnified party’s compliance with the provisions of the last sentence of subsection (c) of this Section 7, any amounts paid in settlement of any litigation, commenced or threatened, so long as GCI’s counsel agrees with the reasonableness of such settlement; provided, however, that GCI shall not be liable to an indemnified party in any such case to the extent that any such Losses arise out of or are based upon (i) any violation of any Federal or state securities laws, rules or regulations committed by any of the indemnified parties (or any person who controls any of them or any agent, broker-dealer or underwriter engaged by them) in connection with such registration or in the case of a non-underwritten offering, any failure by the Selling Holder to give (if required by law) any purchaser of Registrable Shares at or prior to the written confirmation of such sale a copy of the most recent prospectus or (ii) an untrue statement or alleged untrue statement or omission or alleged omission made in any such Disclosure Documents in reliance upon and in conformity with written information furnished to GCI by or on behalf of such indemnified party specifically for use in the preparation thereof, or (y) made in any prospectus used by such indemnified party if a court of competent jurisdiction finally determines that at the time of such use such indemnified party had actual knowledge of such untrue statement or omission or (iii) the delivery by an indemnified party of any prospectus after such time as GCI has advised such indemnified party in writing that the filing of a post-effective amendment or supplement thereto is required, except the prospectus as so amended or supplemented, or the delivery of any prospectus after such time as GCI’s obligation to keep the same current and effective has expired.

          (b) By the Selling Holder. Selling Holder shall indemnify and hold harmless GCI, its directors, its officers and each other person, if any, who controls GCI within the meaning of either the Securities Act or the Exchange Act, against any Losses incurred by or to which such indemnified party may become subject under the Securities Act or otherwise, but only to the extent such Losses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any of the Disclosure Documents or the omission or alleged omission to state in any Disclosure Document a material fact required to be stated therein or necessary to make the statements made therein, not misleading, if the statement or omission was in reliance upon and in conformity with written information furnished to GCI by such indemnifying party specifically for use in the preparation thereof, (ii) the delivery by such indemnifying party of any prospectus after such time as GCI has advised such indemnifying party in writing that the filing of a post-effective amendment or supplement thereto is required, except the prospectus as so amended or supplemented, or after such time as the obligation of GCI to keep the Registration Statement effective and current has expired or (iii) any information given or representation made by such indemnifying party in connection with the sale of the Registrable Shares which is not contained in and not in conformity with the prospectus (as amended or supplemented at the time of the giving of such information or making of such representation)[ or (iv) any violation by Selling Holder of any Federal or state securities law or rule or regulation thereunder in connection with such registration; and Selling Holder shall reimburse each such indemnified party for all legal or other expenses reasonably incurred by such party in connection with investigating or defending any such claim, including, subject to such indemnified party’s compliance with the provisions of the last sentence of subsection (c) of this Section 7, any amounts paid in settlement of any litigation, commenced or threatened; provided, however, that the indemnity agreement contained in this Section 7(b) shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action arising pursuant to a registration if such settlement is effected without the consent of Selling Holder; and provided further, that Selling Holder shall not be required to undertake liability under this Section 7(b) for any amounts in excess of the proceeds to be received by such Selling Holder from the sale of its securities pursuant to such registration, as reduced by any damages or other amounts that such Selling Holder was otherwise required to pay hereunder.
          (c) Third Party Claims. Promptly after the receipt by any party hereto of notice of any claim, action, suit or proceeding by any person who is not a party to this Agreement (collectively, an “Action”) which is subject to indemnification hereunder, such party (“Indemnified Party”) shall give reasonable written notice to the party from whom indemnification is claimed (“Indemnifying Party”). The Indemnified Party shall be entitled, at the Indemnifying Party’s sole expense and liability, to exercise full control of the defense, compromise or settlement of any such Action unless the Indemnifying Party, within a reasonable time after the giving of such notice by the Indemnified Party, shall (i) admit in writing to the Indemnified Party, the Indemnifying Party’s liability to the Indemnified Party for such Action under the terms of this Section 7, (ii) notify the Indemnified Party in writing of the Indemnifying Party’s intention to assume the defense thereof and (iii) retain legal counsel reasonably satisfactory to the Indemnified Party to conduct the defense of such Action. The Indemnified Party and the Indemnifying Party shall cooperate with the party assuming the defense, compromise or settlement of any such Action in accordance herewith in any manner that such party reasonably may request. If the Indemnifying Party so assumes the defense of any such

Action, the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the Indemnified Party’s sole expense unless (i) the Indemnifying Party has agreed to pay such fees and expenses, (ii) any relief other than the payment of money damages is sought against the Indemnified Party or (iii) the Indemnified Party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party, and in any such case the fees and expenses of such separate counsel shall be borne by the Indemnifying Party. No Indemnifying Party shall settle or compromise any such Action in which any relief other than the payment of money damages is sought against any Indemnified Party unless the Indemnified Party consents in writing to such compromise or settlement, which consent shall not be unreasonably withheld. No Indemnified Party shall settle or compromise any such Action for which it is entitled to indemnification hereunder without the Indemnifying Party’s prior written consent, unless the Indemnifying Party shall have failed, after reasonable notice thereof, to undertake control of such Action in the manner provided above in this Section 7.
          (d) GCI shall not grant any conflicting registration rights to other holders of its shares to the extent that such rights would prevent Stockholder from timely exercising its right hereunder.
          (e) Contribution. If the indemnification provided for in subsections (a) or (b) of this Section 7 is unavailable to or insufficient to hold the Indemnified Party harmless under subsections (a) or (b) above in respect of any Losses referred to therein for any reason other than as specified therein, then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that the contribution obligations contained in this Section 7(d) shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action arising pursuant to a registration if such settlement is effected without the consent of Selling Holder; and provided further, that Selling Holder shall not be required to make any contributions under this Section 7(d) for any amounts in excess of the proceeds to be received by Selling Holder from the sale of its securities pursuant to such registration, as reduced by any damages or other amounts that Selling Holder was otherwise required to pay hereunder. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by (or omitted to be supplied by) GCI or the Selling Holder (or underwriter) and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the Losses referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     8. Miscellaneous.
          (a) Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by telecopier (with a conforming copy by U.S. mail), as follows:
               (i) if to GCI at:
General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
ATTN: Chief Financial Officer
Telecopy: (907) 868-5676
With a copy to:
General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
ATTN: Corporate Counsel
Telecopy: (907) 868-5676
               (ii) if to Stockholder/Selling Holder:
John W. Stanton and
Theresa E. Gillespie
155 108th Avenue, N.E., Suite 450
Bellevue, WA 98004
Telecopy: 425-458-5999
With a copy, which will not constitute notice, to:
Friedman Kaplan Seiler & Adelman LLP
1633 Broadway
New York, NY 10019-6708
Attn: Barry A. Adelman, Esq.
Telecopy: 212-833-1250
or to such other person or address as any party shall specify by notice in writing to the other party. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery or on the third Business Day after the mailing thereof, except that any notice of a change of address shall be effective only upon actual receipt thereof.
          (b) Rule 144. The Company covenants to use its commercially reasonable best efforts to assure that (i) so long as it remains subject to the reporting provisions of the

Exchange Act, it will timely file the reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144 under the Securities Act), and (ii) will take such further action as Stockholder may reasonably request, all to the extent required from time to time to enable Stockholder to sell Registrable Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of Stockholder, the Company will deliver to Stockholder a written statement as to whether it has complied with such requirements.
          (c) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.
          (d) Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied is intended to confer on any person other than the parties hereto or their respective successors and assigns (including, in the case of Stockholder or Selling Holder, any transferee, successor or assign thereof as the holder of Registrable Shares, who shall thereafter upon notifying GCI that it agrees to be bound by the terms hereof also be deemed a Stockholder and (upon submission of a request to register) a Selling Holder), any rights, remedies, obligations or liabilities under or by reason of this Agreement, other than rights conferred upon indemnified persons under Section 7.
          (e) Amendment and Modification. This Agreement may be amended or modified only by an instrument in writing signed by or on behalf of each party and any other person then a Stockholder. Any term or provision of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof.
          (f) Section Headings. The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
          (g) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.
          (h) Applicable Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Alaska, without regard to the conflict of laws and rules thereof.
     IN WITNESS THEREOF, the parties hereto have executed this Agreement as of the date first above written.

GENERAL COMMUNICATION, INC.

By:	/s/ John M. Lowber

Name:	John M. Lowber

Its:	Senior Vice President, Chief Financial Officer

[STOCKHOLDER]

/s/ John W. Stanton

/s/ Theresa E. Gillespie

John W. Stanton and Theresa E. Gillespie,
as tenants in common

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